Exhibit 99.3

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - JBS S.A. to be held on 04/29/2024

Shareholder´s Name

Shareholder’s CNPJ or CPF

E-mail

Instructions on how to cast your vote

This Distance Voting Ballot shall be filled out in case the shareholder decides to exercise his/her right to vote remotely on the matters on the agenda of JBS S.A.’s (“Company”) Annual Shareholders Meeting, to be held on April 29, 2025, at 10:00 a.m. (“AGM”), pursuant to the Securities and Exchange Commission of Brazil (“CVM”) Resolution No. 81 of March 29, 2022, as amended (“CVM Resolution 81”).

For the Distance Voting Ballot to be considered valid, it is essential: (i) that all the fields below are filled out legibly, including the indication of the shareholders’ full name and Individual Taxpayers Register – CPF number or National Corporate Taxpayers Register – CNPJ number, as well as the indication of an e-mail address for possible contact; (ii) that all the pages of the Distance Voting Ballot be initialed by the shareholder; and (iii) that the end of the Distance Voting Ballot be signed by the shareholder or his/her legal representative, as the case may be and pursuant to the applicable law.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

As allowed by CVM Resolution 81, the Company’s shareholders may send instructions for filling out the Distance Voting Ballot to service providers for the collection and transmission of instructions for filling out this form, provided that said instructions are received within 4 (four) days prior to the date of the AGM, i.e., by April 25, 2025.

To this end, shareholders should contact their custody agents, or the central depository, or the bookkeeper of the shares issued by the Company, and confirm the procedures established by them for transmitting instructions for filling in the remote voting form, as well as the documents and information required by them.

The submission of voting instructions directly to the central depository will be done through the electronic system provided by B3, via the “Área do Investidor” (available at https://www.investidor.b3.com.br/), in the “Serviços” section, click on “Assembleias em Aberto.”

Alternatively, shareholders may send their voting instructions directly to the Company, , up to four (4) days before the date of the AGM (that is, until April 25, 2025) (a) by registering the remote voting instructions directly on the Atlas AGM Platform available on the link https://atlasagm.com, as well as in apps available for free on the Apple Store and Google Play Store under the name “Atlas AGM” or (b) by sending the completed BVD to JBS´s electronic or postal addresses.

If the shareholder opts to send the completed BVD to JBSs electronic or postal addresses, the shareholder must, in this case, submit, along with the voting instructions or the properly filled out and signed remote voting form, the following documents:

a) For individuals: identification document with the photo of the shareholder.

b) For legal entities: (i) last by-laws or consolidated articles of association and the corporate documents proving the legal representation of the shareholder; and (ii) identification document with the photo of the legal representative.

c) For investment funds: (i) last consolidated investment fund’s regulations, properly registered with the competent body; (ii) by-laws or articles of association of its asset manager or fiduciary manager, as the case may be, subject to the fund’s voting policy and corporate documents that provide legal representation rights for representative(s) to attend shareholder’s meetings; (iii) and identification document with the photo of the legal representative.

If the shareholders choose to submit the voting instructions via the “Atlas AGM” platform, the shareholder must access the link https://atlasagm.com or the “Atlas AGM” app, available for free on the Apple Store and Google Play Store. If this is the first time accessing the platform, the shareholder must click on the “Create your account” option and follow the instructions provided by the platform to complete the registration. If the shareholder has already accessed the “Atlas AGM” platform, they should enter the same email and password previously registered. After registering on the platform, shareholders must submit the documentation indicated above and then fill out their voting instructions, digitally signing the remote voting form at the end.

Any voting instructions or forms submitted and/or received by the Company via the address Atlas Platform or via the e-mail address: ri@jbs.com.br, after April 25, 2025 will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system’s participation, when that is the case.

The Distance Voting Ballot may be delivered directly to the Company, together with a simple copy of the required documents, addressed to the Investor Relations Officer (i) in physical copies to the following address: Avenue Marginal Direita do Tietê, n. 500, Block II, 3rd floor, Vila Jaguara, ZIP Code 05.118-100, São Paulo/SP, Brazil; (ii) in scanned copies to the address ri@jbs.com.br, or (iii) the shareholder may send remote voting instructions to the e-mail address https://atlasagm.com (upon prior registration on the Platform).

We ask that, if the shareholders choose to send the documents directly to the Company, they prefer to send scanned copies of the Distance Voting Ballot, accompanied by simple copies of the documents required by the Company, to the Companys electronic address, or to sending the voting instructions via the Atlas Platform, accompanied by the documents required under the previous item.

Once the voting instructions and the required documentation are received, the Company will notify the shareholder of its receipt and of its validation or non-validation, pursuant to CVM Resolution 81, by sending an e-mail to the e-mail address informed by the shareholder on the distance voting ballot, within 3 (three) days as of its receipt.

If the form is sent directly to the Company and is not fully filled and/or is not accompanied by the supporting documents required by the Company, it will be disregarded, and the shareholder will be informed at the aforementioned e-mail address.

The distance voting ballot and the mentioned documents must be received by the Company no later than 4 (four) days before the date of the AGM (that is, no later than April 25, 2025). Any bulletins received by the Company after this date will be disregarded.

Further information can be found in the Management Proposal, which is available to shareholders on the Company’s Investor Relations website (https://ri.jbs.com.br/), the Brazilian Securities and Exchange Commission (www.cvm.gov.br), and B3 (www.b3.com.br).

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Banco Bradesco S.A.

Cidade de Deus, S/Nº, Yellow Building, 2º floor

Vila Yara - Osasco/SP,

ZIP Code 06029-900

4010/Departamento de Ações e Custódia

Escrituração de Ativos

Carlos Augusto Dias Pereira

Phone.: (11) 3684-9441 - Ramal: 49441 - Fax: (11) 3684-2811

E-mail: dac.escrituracao@bradesco.com.br

Resolutions concerning the Annual General Meeting (AGM)

[Simple resolution]

1. To resolve on the financial statements and management’s accounts for the fiscal year ended on December 31, 2024. as per the Managements Proposal.

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

2. To resolve on the allocation of the Company’s result for the fiscal year ended on December 31, 2024 as per the Managements Proposal.

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

3. To set the number of members of the Board of Directors for the next term at 11 (eleven).

[    ] Approve [    ] Reject [    ] Abstain

[Request for the Adoption of Cumulative Voting]

4. Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (The votes indicated in this field will be null and void if, at the time of the general meeting, there are no candidates for the Board of Directors other than those nominated by the management or the controlling shareholder. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of the cumulative voting request).

[    ] Yes [    ] No [    ] Abstain

[Election of the board of directors by Sole Slate]

Jeremiah Alphonsus O’Callaghan

José Batista Sobrinho

Wesley Mendonça Batista

Joesley Mendonça Batista

Alba Pettengill

Gelson Luiz Merisio

Francisco Sérgio Turra

Carlos Hamilton Vasconcelos Araújo

Kátia Regina de Abreu Gomes

Paulo Bernardo Silva

Cledorvino Belini

5. Nomination of all the names that compose the slate (The votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place) – Sole Slate.

[    ] Approve [    ] Reject [    ] Abstain

6. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate? (If the shareholder chooses “no” or “abstain” and the slate has been modified, their vote should be recorded as an abstention in the respective assembly resolution.)

[    ] Yes [    ] No [    ] Abstain

7. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate you have chosen? (If the shareholder chooses to “abstain” and the election occurs by the cumulative voting process, the shareholder’s vote shall be counted as an abstention in the respective resolution of the meeting.)

[    ] Yes [    ] No [    ] Abstain

8. View of all candidates that compose the slate to indicate the cumulative voting distribution. (%) (percentage) of votes to be assigned.

Jeremiah Alphonsus O’Callaghan - | [    ]%

José Batista Sobrinho - [    ]%

Wesley Mendonça Batista - [    ]%

Joesley Mendonça Batista - [    ]%

Alba Pettengill - | [    ]%

Gelson Luiz Merisio - [    ]%

Francisco Sérgio Turra - [    ]%

Carlos Hamilton Vasconcelos Araújo - [    ]%

Kátia Regina de Abreu Gomes - [    ]%

Paulo Bernardo Silva - [    ]%

Cledorvino Belini - [    ]%

[Request for Separate Election – Common]

9. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).

[    ] Yes [    ] No [    ] Abstain

[Simple resolution]

10. Resolve on the compliance, by Mr. Gelson Luiz Merisio, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company’s Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended.

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

11. Resolve on the compliance, by Ms. Alba Pettengill, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company’s Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended.

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

12. Resolve on the compliance, by Mr. Francisco Sérgio Turra, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company’s Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended.

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

13. Resolve on the compliance, by Mr. Carlos Hamilton Vasconcelos Araújo, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company’s Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended.

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

14. Resolve on the compliance, by Ms. Kátia Regina de Abreu Gomes, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company’s Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended.

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

15. Resolve on the compliance, by Mr. Paulo Bernardo Silva, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company’s Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended.

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

16. Resolve on the compliance, by Mr. Cledorvino Belini, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company’s Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended.

[    ] Approve [    ] Reject [    ] Abstain

[Simple resolution]

17. Resolve to set the number of members at four (4) effective and four (4) alternate that will compose the Company’s Fiscal Council for the next term of office, in accordance with the Management’s Proposal.

[    ] Approve [    ] Reject [    ] Abstain

[Election of the fiscal board by Sole Slate]

Sole Slate

Adrian Lima Da Hora (Effective) / André Alcantara Ocampos (Alternate)

José Paulo da Silva Filho (Effective) / Sandro Domingues Raffai (Alternate)

Orlando Octávio de Freitas Júnior (Effective) / Mauro Mitio Inagaki (Alternate)

Patricia da Silva Barros (Member) / Marcos Alberto Pereira Motta (Alternate)

18. Nomination of all the names that compose the Sole Slate

[    ] Approve [    ] Reject [    ] Abstain

19. If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate?

[    ] Yes [    ] No [    ] Abstain

[Simple resolution]

20. To resolve to set the overall amount of the annual compensation of the Company’s management and members of the Fiscal Council and the Statutory Audit Committee for fiscal year 2025 at R$ 269,342,164.59, in accordance with the Management’s Proposal.

[    ] Approve [    ] Reject [    ] Abstain

City :

Date :

Signature:

Shareholder´s Name:

Phone Number: